                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                                (AMENDMENT NO. 5)
                                 (RULE 13e-100)

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                     RULE 13e-3 TRANSACTION STATEMENT UNDER
              SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                                BNS HOLDING, INC.
                                (Name of Issuer)

                                BNS HOLDING, INC.
                      (Name of Person(s) Filing Statement)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    055966105
                      (CUSIP Number of Class of Securities)

                                  ------------

                                 Kenneth Kermes
                          61 East Main Street, Suite B,
                           Los Gatos California 95031
                                 (401) 848-6300

       (Name, Address and Telephone Number of Person Authorized to Receive
       Notices and Communications On Behalf of Person(s) Filing Statement)

                                    Copy To:

                               Steve Wolosky, Esq.
                 Olshan Grundman Frome Rosenzweig & Wolosky LLP
                                Park Avenue Tower
                               65 East 55Th Street
                            New York, New York 10022
                                 (212) 451-2300

This statement is filed in connection with (check the appropriate box):

a. [X]   The  filing  of  solicitation  materials  or an  information  statement subject to Regulation  14A,  Regulation 14C, or Rule 13e-3(c) under the
         Securities Exchange Act of 1934.

b. [ ]   The filing of a  registration  statement  under the  Securities  Act of
         1933.

c. [ ]   A tender offer.

d. [ ]   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]

Check the following box if the filing fee is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE
================================================================================
        TRANSACTION VALUATION(1)                  AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
               $1,000,000                                $107.00
================================================================================

(1)   Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of approximately 73,420 shares of Common Stock for
      $13.62 per share in cash in lieu of issuing fractional shares to holders of less than one share after the proposed reverse stock split.

[X]   Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2)
      and identify the filing with which the offsetting fee was previously paid.
      Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:    $107.00      Filing Party:  BNS Holding, Inc.

Form or Registration No.:  13E-3        Date Filed:    February 13, 2007

                                  INTRODUCTION

      This Amendment No. 5 amends and supplements the Rule 13e-3 Transaction
Statement on Schedule 13E-3 initially filed by BNS Holding, Inc., a Delaware corporation ("we" or "us"), pursuant to Section 13(e) of the Securities Exchange
Act of 1934, as amended, and Rule 13e-2 thereunder on February 3, 2007, as amended on April 3, 2007, May 7, 2007, May 22, 2007 and May 30, 2007 in
connection with a going private transaction. The purpose of this Amendment No. 5 is to file a final amendment to the Schedule 13E-3 to report the results of the
Rule 13e-3 transaction pursuant to Rule 13e-3(d)(3).

      We filed with the Commission a definitive proxy statement under Regulation
14A of the Securities Exchange Act, relating to a Special Meeting of
Stockholders to approve, among other things, amendments to our Certificate of
Incorporation to effect a reverse stock split of our outstanding Class A Common
Stock, $0.01 par value per share, whereby we will effect a 1-for-200 reverse stock split, such that stockholders of record owning fewer than 200 shares of
Common Stock will have such shares cancelled and converted into the right to receive $13.62 for each share of Common Stock held prior to the reverse stock split, immediately followed by a 200-for-1 forward stock split (the
"Reverse/Forward Stock Split").

      The Reverse/Forward Stock Split was approved by the requisite majority of our Common Stock entitled to vote at our Special Meeting of Stockholders held on
July 19, 2007. On July 27, 2007, we issued a press release confirming our election to require banks, brokers or other nominees to aggregate any fractional shares within the Depository Trust Company totals upon the consummation of the
Reversed/Forward Stock Split. On August 1, 2007, we issued a press release announcing the postponement of the consummation of the Reverse/Forward Stock
Split to August 13, 2007 to provide more time for stockholders holding 200 or less shares of Common Stock in street name to have their shares certificated so that they could be cashed-out upon the closing of the Reverse/Forward Stock
Split.

      On August 10, 2007, we filed amendments to our Certificate of
Incorporation, as amended, with the Office of the Secretary of the State of
Delaware to effectuate the Reverse/Forward Stock Split as of August 13, 2007.
The Reverse/Forward Stock Split reduced the number of our stockholders of record to less than 300, and, consequently on August 23, 2007 we filed a Form 15 with the Commission to terminate registration of our Common Stock and our Preferred
Stock Purchase Rights under Rule 12g-4(a)(1) of the Exchange Act.

                                      -3-

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 27, 2007

                                    /s/ Kenneth Kermes
                                    --------------------------------------------
                                    Name: Kenneth Kermes
                                    Title: President and Chief Executive Officer

                                    /s/ Terry Gibson
                                    --------------------------------------------
                                    Name: Terry Gibson
                                    Title: Chief Financial Officer

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